Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     CLAUDE RESOURCES INC. COMPLETES SALE OF NIPISI PETROLEUM AND NATURAL GAS
     INTERESTS AND ANNOUNCES OFFER TO PREPAY OUTSTANDING DEBENTURES

     Trading Symbols
     TSX - CRJ
     NYSE Amex - CGR

     SASKATOON, Oct. 1 /CNW/ - Claude Resources Inc. ("Claude" or the
"Company") is pleased to announce that it has completed a sale (the "Asset
Sale") of certain of the Company's petroleum and natural gas assets and rights and other miscellaneous interests in relation to lands located in the Nipisi
Alberta area. This Asset Sale together with a previous sale that was completed in August, 2010, constitute the balance of the Company's petroleum and natural gas assets and rights in the Nipisi area. Gross proceeds from these two sales total approximately $6.2 million.
     Claude is also pleased to announce that it is offering to prepay its 12%
senior secured debentures (the "Debentures"). The Asset Sale resulted in a disposition of all or substantially all the petroleum and natural gas assets formerly held by Claude's subsidiary, 574095 Alberta Ltd., which triggers the offer to prepay obligation under the debenture indenture dated May 21, 2008 between the Company and Canadian Western Trust Company.
     The net proceeds from the above-noted Asset Sale will be held in trust by counsel for the Company for 90 days. During this time, each holder of
Debentures may accept Claude's offer to prepay, and 7 days after the expiration of the 90 days, Claude will pay such amounts elected by each holder of the Debentures, in accordance with the terms of the offer to prepay.
     Claude is a public company based in Saskatoon, Saskatchewan whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE
Amex-CGR). The Company is engaged in the exploration and development of gold mineral reserves and resources. The Company's entire asset base is located in
Canada. Its main revenue generating asset is the Seabee gold operation, located in northern Saskatchewan. Since 1991, Claude has produced approximately 900,000 ounces of gold from the Seabee mining operation. The
Company also owns 100% of the 10,000 acre Madsen property located in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Property in northeastern Saskatchewan.
     The securities referred to herein have not been registered under the
United States Securities Act of 1933, as amended (the "U.S. Securities Act")
or any state securities laws, and may not be offered or sold in the United
States absent registration under the U.S. Securities Act and applicable state securities laws or an applicable exemption from the registration requirements.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities in the United States nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to certain securities of the Company.
The words "may", "would", "could", "will", "intend", "plan", "anticipate",
"believe", "estimate", "expect" and similar expressions, as they relate to the
Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual
Management's Discussion & Analysis, which may be viewed on SEDAR at
www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the
Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. Unless otherwise required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

     %SEDAR: 00000498E %CIK: 0001173924

     /For further information: Neil McMillan, President and Chief Executive
Officer, (306) 668-7505 or Rick Johnson, Chief Financial Officer and Vice
President of Finance, (306) 668-7505, Email: ir(at)clauderesources.com, Website:
www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 12:32e 01-OCT-10